Local           Office           Doc            No.SDILIB1\J8H\430085.01Doc
PathC:\NrPortbl\SDILIB1\J8HOrig Doc Path Doc Name Addressee(s) Signer(s) Cause No. Parties Client No.029280Matter No.0001Client NameBPHMatter Name Caption Bank Document Date FooterStore DocumentType SDILIB1\J8H\430085.01
     CERTIFICATE OF AMENDMENT
     OF CERTIFICATE OF INCORPORATION
     OF PATH 1 NETWORK TECHNOLOGIES INC.


     PATH 1 NETWORK TECHNOLOGIES INC., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the "Corporation").

     DOES HEREBY CERTIFY:

     FIRST: That resolutions were adopted by the Board of Directors of the Corporation setting forth a proposed amendment to the Certificate of Incorporation, as amended (the "Certificate"), and declaring said amendment to be advisable and recommended for approval by the stockholders of the
Corporation. The resolution setting forth the proposed amendment to the Certificate is as follows:

     NOW, THEREFORE, BE IT RESOLVED, that the officers of the Corporation are hereby authorized and directed to execute and file a Certificate of Amendment to the Certificate (the "Amendment"), which Amendment shall change Article 4 of the Certificate so that, as amended, said Article shall read in its entirety as follows:

     "4. A. This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock". The total number of shares which the Corporation is authorized to issue is Fifty Million (50,000,000) shares. Forty Million (40,000,000) shares shall be Common Stock, par value US$0.001 per share, and Ten Million (10,000,000) shares shall be Preferred Stock, par value $0.001 per share. Upon the filing and effectiveness of this Certificate of Amendment of the Certificate of Incorporation, each authorized share of Class A Common Stock, par value US$0.001 per share, shall be reclassified as a share of Common Stock, and the Class B Common Stock, par value US$0.001 per share, shall be eliminated from the Certificate of Incorporation.

     B. The Board of Directors may issue Preferred Stock from time to time in one or more series. The Board of Directors is hereby authorized to adopt a resolution or resolutions from time to time, within the limitations and restrictions stated in this Certificate of Incorporation, to fix or alter the voting powers, designations, preferences, rights, qualifications, limitations and restrictions of any wholly unissued class of Preferred Stock, or any wholly unissued series of any such class, and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series."

     SECOND: That, thereafter, the stockholders of said Corporation approved the amendment by written consent in accordance with Section 228 of the Delaware General Corporation Law.

     THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

     FOURTH: That the capital of said Corporation shall not be reduced under or by reason of said amendment.

     FIFTH: No shares of Class B Common Stock are, or were at any point, issued or outstanding. No options, warrants or other rights to acquire shares of Class B Common Stock (or securities exchangeable for or convertible into shares of Class B Common Stock) are issued and outstanding.

     IN WITNESS WHEREOF, the undersigned has executed this certificate on February __, 2002.




     Frederick A. Cary, President and CEO
     Path 1 Network Technologies Inc.